

September 18, 2009

Via U.S. Mail and Facsimile

Joachim Fleing
Chief Financial Officer
Sangui Biotech International, Inc.
Alfred Herrhausen Street 44,
Witten, 58455
Germany

Dear Mr. Fleing,

      We have completed our review of your Item 4.01 Form 8-K/A filed September 11, 2009 and have no further comments at this time.

      Sincerely,

      Sasha Singh Parikh
      Staff Accountant